EXHIBIT 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of our financial condition and results of operations. We recommend that you read this in conjunction with our consolidated interim financial statements for the three and six months ended June 30, 2017, our 2016 annual consolidated financial statements and our 2016 annual management’s discussion and analysis. You can find those documents in the Investor Relations section of our website, www.thomsonreuters.com, the Canadian Securities Administrators’ SEDAR website, www.sedar.com, or in the EDGAR section of the U.S. Securities and Exchange Commission’s website, www.sec.gov.

This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2017 outlook and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements and material risks associated with them, please see the “Outlook” and “Additional Information – Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of July 31, 2017.

We have organized our management’s discussion and analysis in the following key sections:

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of presentation

We prepare our consolidated financial statements in U.S. dollars in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). In this management’s discussion and analysis, we discuss our results from continuing operations on both an IFRS and non-IFRS basis. Both bases exclude the results of our former Intellectual Property & Science business, which was reported as a discontinued operation through the date of its sale in October 2016, and include the results of acquired businesses from the date of purchase.

Use of non-IFRS financial measures

We use non-IFRS measures as supplemental indicators of our operating performance and financial position as well as for internal planning purposes and our 2017 business outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Our non-IFRS financial measures include:

•	Adjusted EBITDA and the related margin;
•	Adjusted EBITDA less capital expenditures and the related margin;
•	Adjusted earnings and adjusted earnings per share (EPS);
•	Net debt; and
•	Free cash flow.

We also report changes in our revenues, operating expenses, adjusted EBITDA and related margin, and adjusted EPS before the impact of foreign currency or at “constant currency”. These measures remove distortion from the effects of foreign currency movements in order to provide better comparability of our business trends from period to period.

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to Appendix B and the “Results of Operations-Continuing Operations” and “Liquidity and Capital Resources” sections of this management’s discussion and analysis for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Glossary of key terms

We use the following terms in this management’s discussion and analysis.

Term	Definition
bp	Basis points – one basis point is equal to 1/100th of 1%; “100 bp” is equivalent to 1%
Constant currency	A measure derived by applying the same foreign currency exchange rates to the current and equivalent prior-year period
n/a	Not applicable
n/m	Not meaningful
Net sales	New sales less cancellations
Organic or organically	Our existing businesses
$ and US$	U.S. dollars

Executive Summary

Our company

We are a leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. We have operated in more than 100 countries for more than 100 years.

We live at a time when the amount of data is overwhelming, the regulatory environment is complex, markets move at breakneck speed and connectivity is expanding around the world. Our customers count on the accuracy of our information, the reliability of our systems and the relevance of our insights to help them navigate the changing worlds of commerce and regulation. We believe our workflow solutions make our customers more productive, by streamlining how they operate. Reuters is renowned for the integrity of its news. The principles of freedom from bias and access to information govern everything that we do.

We derive the majority of our revenues from selling solutions to our customers, primarily electronically and on a subscription basis. Many of our customers utilize our solutions as part of their workflows. We believe this is a significant competitive advantage as it has led to strong customer retention. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized in three business units supported by a corporate center:

Financial & Risk

A provider of critical news, information and analytics, enabling transactions and connecting communities of trading, investment, financial and corporate professionals. Financial & Risk also provides regulatory and operational risk management solutions.

Second-Quarter 2017 Revenues
Legal A provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.
Tax & Accounting A provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

We also operate:

•	Reuters, a leading provider of real-time, high-impact, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe.
•	A Global Growth Organization (GGO) that works across our business units to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. GGO supports our businesses in: Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations, North Asia, Russia and countries comprising the Commonwealth of Independent States and Turkey. We include the results of GGO within our business units.
•	An Enterprise Technology & Operations group that drives the transformation of our company into a more integrated enterprise by unifying infrastructure across our organization, including technology platforms, data centers, real estate, products and services.

Seasonality

On a consolidated basis, our revenues and operating profit do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our performance from quarter to consecutive quarter can be impacted by transactions revenues as well as by the release of certain print-based offerings, which tend to be concentrated at the end of the year. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated results.

Key Financial Highlights

Below are financial highlights from our second-quarter 2017 results.

	Three months ended June 30,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2017	2016	Total	Constant Currency
IFRS Financial Measures
Revenues	2,782	2,769	-
Operating profit	399	401	-
Diluted EPS (includes discontinued operations)	$0.27	$0.45	(40%)
Cash flow from operations (includes discontinued operations)	834	770	8%

Non-IFRS Financial Measures(1)
Revenues	2,782	2,769	-	2%
Adjusted EBITDA	838	757	11%	11%
Adjusted EBITDA margin	30.1%	27.3%	280bp	230bp
Adjusted EPS	$0.60	$0.47	28%	28%
Free cash flow (includes discontinued operations)	580	525	10%

(1)	Refer to Appendix A of this management’s discussion and analysis for additional information on non-IFRS financial measures.

In the second quarter of 2017, we demonstrated continued progress on our key financial priorities as follows:

Accelerate Organic Revenue Growth

Revenues increased slightly, despite the unfavorable impact of foreign currency. In constant currency, revenues increased 2%, comprised of 1% organic growth and a 1% contribution from acquisitions. Each of our business segments contributed to organic growth, as we continued to invest in higher growth businesses and improve customer experience.

Continue to Drive Productivity Gains

We continued to control our operating expenses, reflecting our simplification initiatives. While our operating profit remained unchanged due to unfavorable fair value adjustments associated with foreign currency derivatives embedded in certain customer contacts, our adjusted EBITDA and the related margin increased 11% and 280bp, respectively, due to higher revenues and simplification initiatives, which resulted in lower expenses.

Deliver on Our Financial Objectives

We generated strong cash flow from operations and free cash flow, returning over $500 million to shareholders through share repurchases and dividends. Despite the positive business performance, diluted EPS declined significantly due to unfavorable fair value adjustments on embedded derivatives, non-cash foreign currency fluctuations on intercompany loans and the loss of earnings from the Intellectual Property & Science business following its sale in October 2016. However, adjusted EPS increased 28% driven by higher adjusted EBITDA.

We provide a detailed discussion of our financial performance in the “Results of Operations” section of this management’s discussion and analysis.

2017 Outlook:

We originally communicated our 2017 full-year business outlook in February 2017. Based on our first-half 2017 performance, we recently raised our 2017 full-year adjusted EPS outlook from $2.35 to a range of $2.40 to $2.45. We also increased the range of our 2017 full-year adjusted EBITDA margin outlook by 50bp from a range of 28.8% to 29.8% to a range of 29.3% to 30.3%. In addition, we reaffirmed our outlook for revenue growth and free cash flow. For 2017, we currently expect:

•	Low single digit revenue growth;
•	Adjusted EBITDA margin between 29.3% and 30.3%;
•	Adjusted EPS between $2.40 and $2.45; and
•	Free cash flow between $0.9 billion and $1.2 billion.

Our 2017 outlook assumes constant currency rates relative to 2016 and does not factor in the impact of any acquisitions or divestitures that may occur during the year.

For additional information regarding the material assumptions and material risks associated with our 2017 Outlook, refer to the “Outlook” section of this management’s discussion and analysis. The information in this section is forward-looking and should also be read in conjunction with the part of the “Additional Information” section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Results of Operations – Continuing Operations

Consolidated results

	Three months ended June 30,				Six months ended June 30,
			Change				Change
(millions of U.S. dollars, except per share amounts and margins)	2017	2016	Total	Constant Currency	2017	2016	Total	Constant Currency
IFRS Financial Measures
Revenues	2,782	2,769	-		5,597	5,562	1%
Operating profit	399	401	-		843	711	19%
Diluted EPS from continuing operations	$0.26	$0.39	(33%)		$0.67	$0.65	3%
Non-IFRS Financial Measures(1)
Revenues	2,782	2,769	-	2%	5,597	5,562	1%	2%
Adjusted EBITDA	838	757	11%	11%	1,714	1,505	14%	14%
Adjusted EBITDA margin	30.1%	27.3%	280bp	230bp	30.6%	27.1%	350bp	310bp
Adjusted EBITDA less capital expenditures	597	545	10%		1,260	1,060	19%
Adjusted EBITDA less capital expenditures margin	21.5%	19.7%	180bp		22.5%	19.1%	340bp
Adjusted EPS	$0.60	$0.47	28%	28%	$1.23	$0.93	32%	32%

(1)	See Appendix B of this management’s discussion and analysis for a reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Foreign currency effects

With respect to the significant foreign currencies that we transact in, the U.S. dollar strengthened against the British pound sterling, the Euro, the Canadian dollar and the Japanese yen in the second quarter and six-month periods of 2017 compared to the same periods in 2016. Given our currency mix of revenues and expenses around the world, these fluctuations had a negative impact on our revenues, no impact on adjusted EBITDA, and a positive impact on our adjusted EBITDA margin in both periods.

Revenues

Revenues increased slightly in the second quarter and 1% in the six-month period, despite an unfavorable impact from foreign currency. In both periods, revenues increased 2% in constant currency, comprised of 1% organic growth and a 1% contribution from acquisitions. Our organic growth reflected increases in recurring revenues across all our business units.

GGO revenues comprised approximately 8% of our 2017 revenues in both periods. On a constant currency basis, GGO revenues were essentially unchanged in the second quarter and decreased 1% in the six-month period.

Operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

Operating profit was essentially unchanged in the second quarter, but increased in the six-month period. Both periods included the benefits of higher revenues and lower operating expenses, which reflected the continuing simplification of our business. However, each period was negatively impacted by fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts, which significantly impacted the second-quarter results.

Adjusted EBITDA and the related margin increased in both periods in total and in constant currency. The increases were driven by higher revenues and lower operating expenses.

Adjusted EBITDA less capital expenditures and the related margin increased in both periods due to higher adjusted EBITDA, which more than offset higher capital expenditures. We expect to increase investments to improve customer experience during the second half of the year, which we believe will likely lead to slightly lower adjusted EBITDA margins during that period, and slightly higher capital expenditures for the full year, compared to 2016.

Operating expenses

	Three months ended June 30,				Six months ended June 30,
			Change				Change
(millions of U.S. dollars)	2017	2016	Total	Constant Currency	2017	2016	Total	Constant Currency
Operating expenses	1,997	1,991	-	(1%)	4,001	4,100	(2%)	(3%)
Remove fair value adjustments(1)	(53)	21			(118)	(43)
Operating expenses, excluding fair value adjustments	1,944	2,012	(3%)	(1%)	3,883	4,057	(4%)	(2%)

(1)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives. In 2016, fair value adjustments also included the mark-to-market impacts on certain share-based awards. Please refer to the “Changes in Accounting Policies” section of this management’s discussion and analysis for additional information on our adoption of IFRS 2 amendments.

Operating expenses in the second quarter were essentially unchanged, as lower expenses from the simplification of our business were offset by the negative impact of fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts. Lower expenses included benefits from severance actions in the fourth quarter of 2016. Excluding the fair value adjustments, operating expenses decreased in total and on a constant currency basis in both periods.

Depreciation and amortization

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2017	2016	Change	2017	2016	Change
Depreciation	77	80	(4%)	149	161	(7%)
Amortization of computer software	168	172	(2%)	348	341	2%
Subtotal	245	252	(3%)	497	502	(1%)
Amortization of other identifiable intangible assets	120	132	(9%)	239	260	(8%)

•	Depreciation and amortization of computer software on a combined basis decreased in both periods, as expense related to new capital spending was more than offset by fully expensed assets acquired or developed in previous years, as well as the impact of foreign currency.
•	Amortization of other identifiable intangible assets decreased in both periods as amortization of newly-acquired assets was more than offset by fully amortized identifiable intangible assets acquired in previous years, as well as the impact of foreign currency.

Net interest expense

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2017	2016	Change	2017	2016	Change
Net interest expense	95	103	(8%)	188	196	(4%)

Net interest expense decreased in both periods primarily due to lower interest costs on our net pension obligations following a $500 million contribution to our U.S. defined benefit pension plan in January 2017. As substantially all of our long-term debt obligations paid interest at fixed rates (after swaps), the net interest expense on our term debt was essentially unchanged.

Other finance costs (income)

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2017	2016	2017	2016
Other finance costs (income)	91	(9)	118	25

Other finance costs (income) included gains or losses related to changes in foreign exchange contracts and the impact of fluctuations of foreign currency exchange rates on certain intercompany funding arrangements.

Tax expense (benefit)

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2017	2016	2017	2016
Tax expense (benefit)	5	2	14	(24)

The tax expense (benefit) in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Additionally, the comparability of our tax expense (benefit) was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax expense (benefit) that impact comparability from period to period, including tax expense (benefit) associated with items that are removed from adjusted earnings:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2017	2016	2017	2016
Tax expense (benefit)
Tax items impacting comparability:
Corporate tax rates(1)	1	2	1	2
Other tax adjustments(2)	1	11	1	4
Subtotal	2	13	2	6
Tax related to:
Fair value adjustments	(1)	(3)	(16)	(23)
Amortization of other identifiable intangible assets	(28)	(34)	(64)	(66)
Other items	(13)	2	(9)	(3)
Subtotal	(42)	(35)	(89)	(92)
Total	(40)	(22)	(87)	(86)

(1)	Relates to the net changes in deferred tax liabilities due to changes in U.S. state apportionment factors and changes in corporate tax rates that were substantively enacted in certain jurisdictions.

(2)	Relates primarily to changes in the recognition of deferred tax assets in various jurisdictions due to earlier acquisitions, assumptions regarding future profitability, and adjustments for indefinite-lived assets and liabilities that are not expected to reverse.

Because the items described above impact the comparability of our tax expense (benefit) for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate.

The computation of our adjusted tax expense is set forth below:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2017	2016	2017	2016
Tax expense (benefit)	5	2	14	(24)
Remove: Items from above impacting comparability	40	22	87	86
Other adjustment:
Interim period effective tax rate normalization(1)	3	8	2	13
Total tax expense on adjusted earnings	48	32	103	75

(1)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Earnings and diluted EPS from continuing operations

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	2017	2016	Change	2017	2016	Change
Earnings from continuing operations	201	304	(34%)	518	514	1%
Diluted EPS from continuing operations	$0.26	$0.39	(33%)	$0.67	$0.65	3%

Earnings from continuing operations and the related per share amount decreased in the second quarter due to the negative impact of foreign currency related fair value adjustments on operating profit and financing costs, which more than offset the benefits of higher revenues and lower operating expenses. In the six-month period, higher operating profit more than offset higher financing costs and higher tax expense. Additionally, diluted EPS in both periods benefited from lower outstanding common shares due to share repurchases.

Adjusted earnings and adjusted EPS

	Three months ended June 30,				Six months ended June 30,
			Change				Change
(millions of U.S. dollars, except per share amounts and share data)	2017	2016	Total	Constant Currency	2017	2016	Total	Constant Currency
Earnings attributable to common shareholders	192	337	(43%)		489	599	(18%)
Adjustments to remove:
Fair value adjustments	53	(21)			118	43
Amortization of other identifiable intangible assets	120	132			239	260
Other operating losses (gains), net	21	(7)			17	(11)
Other finance costs (income)	91	(9)			118	25
Share of post-tax losses in equity method investments	7	1			5	-
Tax on above items(1)	(42)	(35)			(89)	(92)
Tax items impacting comparability(1)	2	13			2	6
Earnings from discontinued operations, net of tax	(5)	(46)			(2)	(108)
Interim period effective tax rate normalization(1)	(3)	(8)			(2)	(13)
Dividends declared on preference shares	-	-			(1)	(1)
Adjusted earnings	436	357	22%		894	708	26%
Adjusted EPS	$0.60	$0.47	28%	28%	$1.23	$0.93	32%	32%
Diluted weighted-average common shares (millions)	722.5	753.4			725.4	757.8

(1)	See the “Tax expense (benefit)” section above for additional information.

Adjusted earnings and the related per share amount increased in both periods primarily due to higher adjusted EBITDA. Additionally, adjusted EPS in both periods benefited from lower outstanding common shares due to share repurchases (see the “Liquidity and Capital Resources – Share Repurchases” section of this management’s discussion and analysis for additional information).

As disclosed in our 2016 annual report, effective for periods beginning with the third quarter of 2016, we redefined adjusted earnings and adjusted EPS in relation to certain tax computations to better align these definitions with current market practices and to reflect guidance issued in May 2016 by the U.S. Securities and Exchange Commission. To facilitate a comparison to our redefined adjusted earnings and adjusted EPS measures, we restated the prior-year computations for both of these measures in this management’s discussion and analysis. Under the redefined measures, our adjusted earnings and adjusted EPS are $17 million and $0.03 lower, respectively, for the second quarter and $33 million and $0.05 lower, respectively, for the six-month period than previously reported in each prior-year period. These changes had no impact on revenues, adjusted EBITDA or free cash flow.

Segment results

The following is a discussion of our three reportable segments for the three and six months ended June 30, 2017: Financial & Risk, Legal and Tax & Accounting. We also report “Corporate & Other”, which includes expenses for corporate functions and the results of the Reuters News business. We discuss the results of our former Intellectual Property & Science business within the “Results of Operations – Results of Discontinued Operations” section of this management’s discussion and analysis.

In 2017, management changed the profitability measure that it uses to assess the performance of its reportable segments from segment operating profit, which it no longer uses, to adjusted EBITDA. These profitability measures are the same, except that adjusted EBITDA excludes depreciation of fixed assets and amortization of computer software. Management uses a number of measures to assess the performance of its segments internally. Adjusted EBITDA is reported externally, as it represents the internal profitability measure most closely aligned with the measurement of the consolidated income statement.

We present segment revenue growth at both actual foreign exchange rates and in constant currency. We assess revenue performance for each reportable segment, as well as the businesses within each segment, before the impact of currency (or at “constant currency”).

Financial & Risk

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars, except margins)	2017	2016	Change	2017	2016	Change
Revenues	1,517	1,524	-	3,019	3,033	-
Revenue change at constant currency			2%			1%
Adjusted EBITDA	477	443	8%	940	880	7%
Adjusted EBITDA margin	31.4%	29.1%	230bp	31.1%	29.0%	210bp

In the second quarter, revenues increased 2% in constant currency, with organic revenue growth and contributions from acquisitions each contributing 1%. Organic revenue growth reflected an annual price increase and higher transactions revenues, which more than offset a decline in recoveries revenues and commercial pricing adjustments related to the migration of the remaining foreign exchange and buy-side customers onto new products on Financial & Risk’s unified platform. In the six-month period, revenues increased 1% in constant currency due to acquisitions, as organic revenues were essentially unchanged. Excluding the decline in recoveries revenues and the commercial pricing adjustments, Financial & Risk’s organic revenue growth was about 2% in each period.

By geographic area, Financial & Risk’s revenues in both periods increased 3% in the Americas, 1% in Europe, Middle East and Africa (EMEA), and were slightly higher in Asia Pacific.

Net sales were positive overall in both periods. In the second quarter, net sales were positive in the Americas and Asia Pacific, while EMEA was flat. In the six-month period, net sales were positive in EMEA and Asia Pacific. In the Americas, net sales were negative solely due to the migration of legacy asset management products to Eikon, which is largely completed.

Results by type in constant currency were as follows:

•     Recurring revenues increased 1% in the second quarter and 2% in the six-month period. The increases in both periods were primarily due to the benefit of the 2017 annual price increase and positive net sales, partly offset by the commercial pricing adjustments on remaining legacy foreign exchange products. Elektron Data Platform and Risk revenues grew 8% collectively while desktop revenues declined 5%;

•      Transactions revenues increased 8% in the second quarter and 6% in the six-month period. Increases in both periods were primarily due to organic growth in Tradeweb and the BETA brokerage processing business, as well as contributions from acquisitions, partly offset by lower foreign exchange trading revenues; and

•      Recoveries revenues, which Financial & Risk collects from customers and largely passes through to a third-party provider, such as stock exchange fees, decreased 5% in the second quarter and 7% in the six-month period. The decline in these low-margin recoveries revenues partially reflected the continued transition of a small number of third-party information providers to direct billing arrangements with their customers. We do not expect recoveries to have a significant impact on Financial & Risk’s revenue growth in the second half of the year.

Second-Quarter 2017 Revenues by Type

Adjusted EBITDA and the related margin increased in both periods primarily due to the impact of higher recurring and transaction revenues, as well as lower expenses, all on a constant currency basis. The lower expenses were driven by initiatives to simplify Financial & Risk’s business, which included benefits from severance actions in the fourth quarter of 2016. Foreign currency benefited adjusted EBITDA margin by 50bp and 40bp in the second quarter and six-month period, respectively, compared to the prior-year periods.

Legal

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars, except margins)	2017	2016	Change	2017	2016	Change
Revenues	842	846	-	1,666	1,668	-
Revenue change at constant currency			1%			1%
Adjusted EBITDA	320	310	3%	627	608	3%
Adjusted EBITDA margin	38.0%	36.6%	140bp	37.6%	36.5%	110bp

Revenues increased 1% in constant currency in the second quarter as 4% growth in recurring revenues (76% of the Legal segment in the quarter) was partly offset by an 8% decline in transactions revenues (10% of the Legal segment in the quarter) and an 8% decline in U.S. Print revenues (14% of the Legal segment in the quarter). For the six-month period, revenue performance was the same, except that U.S. Print revenues declined 6% over that period. Excluding U.S. Print, Legal’s revenues increased 2% in both the second quarter and six-month period.

Results by line of business in constant currency were as follows:

•    Solutions businesses revenues include non-U.S. legal information and global software and services businesses. In both periods, Solutions businesses revenues increased 2%, as 5% growth in recurring revenues (approximately 80% of the Solutions business), was partly offset by a 9% decline in transactions revenues. Revenue growth was led by U.K. Practical Law, FindLaw, Investigative & Public Records and Legal Tracker. However, revenues in Latin America were lower. Legal expects that transactions revenues will be similarly weak in the third quarter, but should begin to improve toward the end of the year;

•     U.S. Online Legal Information revenues increased 3% and 2% in the second quarter and six-month period, respectively, driven by growth in U.S. Practical Law. Legal expects U.S. Online Legal Information business to grow 2% for the full year; and

•     U.S. Print revenues decreased 8% and 6% in the second quarter and six-month period, respectively.

Second-Quarter 2017 Revenues by Line of Business

Adjusted EBITDA and the related margins increased in both periods due to higher revenues and lower expenses, all in constant currency. The decline in expenses reflected simplification initiatives, including benefits from the severance actions in the fourth quarter of 2016 and cost management efforts. Foreign currency benefited adjusted EBITDA margins by 30bp in the second quarter, but had no impact in the six-month period, compared to the prior-year periods.

Tax & Accounting

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars, except margins)	2017	2016	Change	2017	2016	Change
Revenues	350	324	8%	767	713	8%
Revenue change at constant currency			8%			7%
Adjusted EBITDA	103	82	26%	244	196	24%
Adjusted EBITDA margin	29.4%	25.3%	410bp	31.8%	27.5%	430bp

Revenues increased 8% in constant currency in the second quarter, driven by a 4% increase in recurring revenues (84% of the Tax & Accounting segment in the quarter) and a 36% increase in transactions revenues (16% of the Tax & Accounting segment in the quarter). The increase in transactions revenues benefited from a favorable year over year comparison, as the Government business reported lower revenues in the prior-year period due to delays of go-live dates on two significant projects.

Revenues increased 7% in constant currency in the six-month period, driven by a 5% increase in recurring revenues and a 16% increase in transactions revenues.

Results by line of business in constant currency were as follows:

•     Corporate includes revenues from a suite of global and local tax compliance, workflow and data management software and services. Corporate revenues increased 12% and 9% in the second quarter and six-month period, respectively. The increases in both periods were primarily due to growth in ONESOURCE software and services;

•     Professional includes revenues from tax, accounting, audit, payroll, document management, client portals and practice management applications and services. Professional revenues increased 7% and 10% in the second quarter and six-month period, respectively, primarily due to growth in CS Professional Suite solutions for accounting firms and higher revenues in Latin America;

•    Knowledge Solutions includes revenues from information, research, workflow tools and certified professional education. Knowledge Solutions revenues decreased 2% in the second quarter and decreased 1% in the six-month period; and

•    Government, which represents only 3% of Tax & Accounting’s revenues, includes integrated property tax management and land registry solutions. Government revenues increased significantly in both periods as prior-year period revenues were lower due to delays of go-live dates on two significant projects.

Second-Quarter 2017 Revenues by Line of Business

Adjusted EBITDA and the related margin increased in both periods primarily due to the impact of higher revenues. Expenses were slightly higher in both periods, as benefits from simplification initiatives, including from the severance actions in the fourth quarter of 2016, and lower expenses in the Government business were more than offset by higher allocations of technology expenses. Foreign currency positively impacted adjusted EBITDA margin by 20bp in the second quarter, but negatively impacted adjusted EBITDA margin by 10bp in the six-month period, compared to the prior-year periods.

Tax & Accounting is a seasonal business with a significant percentage of its adjusted EBITDA historically generated in the fourth quarter. Small movements in the timing of revenues and expenses can impact the quarterly margin. Full-year margin is more reflective of the segment’s performance.

Corporate & Other

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2017	2016	2017	2016
Revenues – Reuters News	74	79	148	154

Reuters News (adjusted EBITDA)	9	8	22	12
Core corporate expenses	(71)	(86)	(119)	(191)
Total	(62)	(78)	(97)	(179)

Revenues from Reuters News decreased in both periods primarily due to the impact of foreign currency, lower news agency and custom content revenues. Reuters News results reflected the impact of lower expenses, which included a favorable impact from foreign currency.

The decrease in core corporate expenses in both periods reflected the elimination of certain overhead costs in connection with the sale of our former Intellectual Property & Science business, and the allocation of additional costs, primarily technology, to the Tax & Accounting segment.

Refer to the “Outlook” section of this management’s discussion and analysis for further information regarding our expectations for core corporate expenses.

Results of Discontinued Operations

In October 2016, we sold our Intellectual Property & Science business, which was reported as discontinued operations. The results of discontinued operations were as follows:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2017	2016	2017	2016
Earnings from discontinued operations, net of tax	5	46	2	108

The 2017 periods include residual income and expense items that were borne by our company following the closing of the Intellectual Property & Science sale, which included refinement of earlier estimates related to the sale.

Liquidity and Capital Resources

Our principal sources of liquidity are cash on hand, cash provided by our operations, our $2.0 billion commercial paper programs and our $2.4 billion credit facility. From time to time, we also issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions. Additionally, in the first quarter of 2017, we contributed $500 million to our U.S. defined benefit pension plan. We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

Cash flow

Summary of consolidated statement of cash flow

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2017	2016	$ Change	2017	2016	$ Change
Net cash provided by operating activities	834	770	64	466	1,228	(762)
Net cash used in investing activities	(220)	(291)	71	(595)	(560)	(35)
Net cash used in financing activities	(651)	(657)	6	(1,477)	(905)	(572)
Decrease in cash and bank overdrafts	(37)	(178)	141	(1,606)	(237)	(1,369)
Translation adjustments	3	(5)	8	5	(1)	6
Cash and bank overdrafts at beginning of period	800	867	(67)	2,367	922	1,445
Cash and bank overdrafts at end of period	766	684	82	766	684	82

Operating activities. Net cash provided by operating activities increased in the second quarter, despite the loss of cash flow from our Intellectual Property & Science business, which was sold in October 2016. The increase was largely due to higher operating profit before the impact of non-cash items, particularly fair value adjustments. Net cash used in operating activities decreased in the six-month period primarily due to the $500 million contribution to pre-fund our U.S. pension plan in January 2017, $116 million of payments related to 2016 severance charges, and the loss of approximately $243 million of cash flows from our Intellectual Property & Science business following its sale.

Investing activities. The decrease in net cash used in investing activities in the second quarter primarily reflected lower acquisition spending. The increase in net cash used in investing activities in the six-month period reflected higher acquisition spending by our Financial & Risk business, including the purchase of REDI, a provider of a cross-asset trade execution management system for financial professionals and two smaller businesses, Clarient and Avox, which expanded the segment’s risk management footprint.

Financing activities. Net cash used in financing activities in the second quarter decreased slightly as higher share repurchases were more than offset by lower repayments of commercial paper and dividend payments. Despite lower share repurchases, net cash used in financing activities increased in the six-month period due to higher repayments of debt. We returned $0.5 billion (2016 – $0.5 billion) and $1.1 billion (2016 – $1.2 billion) to our common shareholders through dividends and share repurchases in the second quarter and six-month period, respectively.

Cash and bank overdrafts. During 2017, we utilized a portion of the proceeds from the sale of Intellectual Property & Science to pay down debt and make a contribution to our U.S. pension plan. As such, cash and cash equivalents declined from $2.4 billion at December 31, 2016 to $0.8 billion at June 30, 2017. The balance in cash and bank overdrafts was $766 million at June 30, 2017 compared to $684 million at June 30, 2016.

Additional information about our debt, dividends and share repurchases is as follows:

•	Commercial paper programs. Issuances under our $2.0 billion commercial paper programs reached a peak of $360 million during the six-month period of 2017, of which $150 million was outstanding at June 30, 2017.

•	Credit facility. There were no borrowings under our $2.4 billion credit facility during the six-month period of 2017.

•	Long-term debt. We have capacity to issue up to $2.5 billion principal amount of debt securities under our debt shelf prospectus, which expires in April 2018. The following table provides information regarding notes that we issued and repaid in the six months ended June 30, 2017 and 2016:

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes issued
May 2016	3.35% Notes, due 2026	US$500
Notes repaid
February 2017	1.30% Notes, due 2017	US$550
May 2016	0.875% Notes, due 2016	US$500

The February 2017 notes were repaid principally from cash on hand, which included a portion of the proceeds from the sale of the Intellectual Property & Science business. We used the net proceeds of our May 2016 debt issuance to repay the notes which matured that same month.

•	Credit ratings. Our credit ratings have not changed since December 31, 2016. The table below reflects the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis.

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa2	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Stable	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. We cannot assure you that our credit ratings will not be lowered in the future.

•	Dividends. Dividends on our common shares are declared in U.S. dollars. In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan. Details of dividends declared per share and dividends paid on common shares are as follows:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
Dividends declared per share	$0.345	$0.34	$0.69	$0.68

Dividends declared	249	256	500	514
Dividends reinvested	(8)	(8)	(17)	(17)
Dividends paid	241	248	483	497

•	Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. In February 2017, we announced that we plan to repurchase up to an additional $1.0 billion of our common shares. As of June 30, 2017, we repurchased 13.5 million common shares for a cost of $578 million under this buyback program.

Under our normal course issuer bid (NCIB), which we renewed in the second quarter, we may repurchase up to 36 million common shares between May 30, 2017 and May 29, 2018 in open market transactions on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. In the six months ended June 30, 2017, we privately repurchased 6.0 million common shares (2016 –3.0 million common shares) at a discount to the then-prevailing market price.

Details of share repurchases were as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Share repurchases (millions of U.S. dollars)	294	258	578	690
Shares repurchased (millions)	6.7	6.3	13.5	18.0
Share repurchases – average price per share	$43.73	$40.51	$42.70	$38.23

Decisions regarding any future repurchases will depend on factors, such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws.

Free cash flow

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2017	2016	2017	2016
Net cash provided by operating activities	834	770	466	1,228
Capital expenditures, less proceeds from disposals	(241)	(212)	(454)	(445)
Capital expenditures from discontinued operations	-	(14)	-	(25)
Other investing activities	9	1	15	20
Dividends paid on preference shares	-	-	(1)	(1)
Dividends paid to non-controlling interests	(22)	(20)	(31)	(29)
Free cash flow	580	525	(5)	748

The increase in free cash flow in the second quarter was primarily due to higher cash from operating activities. The decrease in the six-month period reflected lower cash from operating activities, which included the $500 million pension contribution in January 2017. We expect to generate full-year 2017 free cash flow between $0.9 billion and $1.2 billion.

Financial position

Our total assets were $26.5 billion at June 30, 2017, a decrease of $1.3 billion from December 31, 2016. The decrease was primarily due to the $500 million contribution to our U.S. pension plan and the repayment of $550 million principal amount of notes upon their maturity with cash on hand at December 31, 2016.

At June 30, 2017, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets principally because current liabilities include deferred revenue, which arises from the sale of subscription based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products. Therefore, we believe that the negative working capital position at June 30, 2017 was not indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt(1)

	June 30,	December 31,
(millions of U.S. dollars)	2017	2016
Current indebtedness	718	1,111
Long-term indebtedness	6,326	6,278
Total debt	7,044	7,389
Swaps	295	327
Total debt after swaps	7,339	7,716
Remove fair value adjustments for hedges(2)	11	23
Total debt after currency hedging arrangements	7,350	7,739
Remove transaction costs and discounts included in the carrying value of debt	61	65
Less: cash and cash equivalents(3)	(771)	(2,368)
Net debt	6,640	5,436

(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A of this management’s discussion and analysis.

(2)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(3)	Includes cash and cash equivalents of $126 million and $112 million at June 30, 2017 and December 31, 2016, respectively, held in subsidiaries, which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

The maturity dates for our debt are well balanced with no significant concentration in any one year. Our next scheduled term debt maturity occurs in September 2017. At June 30, 2017, the average maturity of our term debt was approximately eight years at an average interest rate (after swaps) of less than 5%.

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations, please see our 2016 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the six months ended June 30, 2017.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

In June 2016, certain of our U.S. subsidiaries received a statutory notice of deficiency from the Internal Revenue Service (IRS) for the 2010 and 2011 tax years. In the notice, the IRS claims that the taxable income of these subsidiaries should be increased by an amount that creates an aggregate potential additional income tax liability of approximately $250 million for the period, including interest. The IRS claim relates to our intercompany transfer pricing practices. We plan to pursue all available administrative and judicial remedies necessary to resolve the matter. To that end, we filed a petition in U.S. Tax Court in September 2016. Management believes that we will prevail in this dispute.

For additional information, please see the “Risk Factors” section of our 2016 annual report, which contains further information on risks related to tax matters.

Outlook

The information in this section is forward-looking and should be read in conjunction with the part of the “Additional Information” section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

We originally communicated our 2017 full-year business outlook in February 2017. Based on our first-half 2017 performance, we recently raised our 2017 full-year adjusted EPS outlook from $2.35 to a range of $2.40 to $2.45. We also increased the range of our 2017 full-year adjusted EBITDA margin outlook by 50bp from a range of 28.8% to 29.8% to a range of 29.3% to 30.3%. We reaffirmed our outlook for revenue growth and free cash flow. Our current outlook:

•	Assumes constant currency rates relative to 2016; and
•	Does not factor in the impact of acquisitions or divestitures that may occur during the year.

The following table sets forth our current 2017 financial outlook, the material assumptions related to our financial outlook and the material risks that may cause actual performance to differ materially from our expectations.

Revenues expected to grow low single digits
Material assumptions	Material risks

•     Gross domestic product (GDP) growth in most of the countries where we operate

•     Continued demand for products and services that help customers navigate changing geopolitical, economic and regulatory environments

•     An increase in demand for information and workflow solutions

•     The successful execution of sales initiatives, ongoing product release programs and our globalization strategy

•     Global economic uncertainty due to factors including continued regulatory reform around the world, changes in the political environment and the U.K.’s plan to leave the European Union may limit business opportunities for our customers, lowering their demand for our products and services

•    Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product or customer support initiatives

•    Pressure on certain customers, in developed markets in particular, may constrain the number of professionals employed

•    Competitive pricing actions could impact our revenues

•     Our sales and product initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA margin expected to be between 29.3% and 30.3%
Material assumptions	Material risks

•    Revenues expected to grow at low single digits

•     Business mix continues to shift to higher-growth, but lower margin offerings

•     Execution of transformation and efficiency initiatives

•     Continue to invest in growth markets and customer service

•    Same as the risks above related to the revenue outlook

•     Revenues from higher margin businesses may be lower than expected; conversely, revenues from low-margin businesses could be higher than expected

•    The costs of required investments, including those in growth markets, exceed expectations or actual returns are below expectations

•    Acquisition and disposal activity may dilute margins

•     Efficiency initiatives may cost more than expected, be delayed or may not produce the expected level of savings

Adjusted EPS expected to be between $2.40 and $2.45
Material assumptions	Material risks

•    Adjusted EBITDA margin expected to be between 29.3% and 30.3%

•     Depreciation and software amortization expense expected to be between $1.0 billion and $1.05 billion, a slight increase to the bottom part of this range, which was originally communicated as $950 million in February 2017

•    Interest expense expected to be between $400 and $425 million

•     Effective tax rate expected to be between 10% and 13%

•     Completion of $1.0 billion share buyback program announced in February 2017

•    Same as the risks above related to the revenue outlook and adjusted EBITDA margin outlook

•     Capital expenditures may be higher than currently expected, resulting in higher in-period depreciation and amortization

•     Obsolescence of technology may require accelerated amortization or impairment of certain assets

•     Higher than expected debt levels or an increase in rates could result in higher interest expense

•     Material changes in current tax laws or treaties to which we are subject could adversely impact our income tax expense

•     Higher common shares outstanding due to lower than expected share repurchases

Free Cash Flow is expected to be between $0.9 billion and $1.2 billion
Material assumptions	Material risks

•    Revenues expected to grow at low single digits

•     Expected cash payments in 2017 relating to the fourth-quarter 2016 severance charges, the $500 million contribution to our U.S. defined benefit pension plan made in January 2017, and the loss of free cash flow following the sale of Intellectual Property & Science

•    Adjusted EBITDA margin expected to be between 29.3% and 30.3%

•    Capital expenditures expected to be approximately 9.0% of revenues, a slight increase from 8.5% of revenues, as originally communicated in February 2017

•    Same as the risks above related to the revenue outlook and adjusted EBITDA margin outlook

•     A weaker macroeconomic environment could negatively impact working capital performance

•     Capital expenditures may be higher than currently expected resulting in higher cash outflows

•     The timing and amount of tax payments to governments may differ from our expectations

Additionally, we expect full-year 2017 core corporate costs including depreciation and amortization of computer software to be approximately $280 million. This reflects cost reductions to realign the corporate center with the size of our business after the sale of Intellectual Property & Science, as well as $40 million to $50 million of higher overhead allocations, primarily technology, to our segments. We expect that the higher allocations will have a negative impact on the full-year 2017 adjusted EBITDA margin of Tax & Accounting, our smallest segment, while the impacts on our Financial & Risk and Legal segments for the full year are expected to be minimal.

Our Outlook contains various non-IFRS financial measures. For Outlook purposes only, we are unable to reconcile these non-IFRS measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the 2017 impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year, (ii) fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts and (iii) other finance income or expense related to foreign exchange contracts and intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not anticipate.

Related Party Transactions

As of July 31, 2017, Woodbridge beneficially owned approximately 63% of our shares.

There were no new significant related party transactions during the six months ended June 30, 2017. Please refer to the “Related Party Transactions” section of our 2016 annual management’s discussion and analysis, which is contained in our 2016 annual report, as well as note 29 of our 2016 annual consolidated financial statements for information regarding related party transactions.

Subsequent Events

There were no material events occurring after June 30, 2017 through the date of this management’s discussion and analysis.

Changes in Accounting Policies

Effective January 1, 2017, we prospectively adopted the amendments of IFRS 2, Classification and Measurement of Share-based Payment Transactions. Please refer to the “Changes in Accounting Policies” section of our 2016 annual management’s discussion and analysis, which is contained in our 2016 annual report, as well as note 1 of our consolidated interim financial statements for the three and six months ended June 30, 2017.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2016 annual management’s discussion and analysis, which is contained in our 2016 annual report, for additional information. Since the date of our 2016 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

Additional Information

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We are engaged in the following long-term efficiency initiatives which impact our financial reporting:

•	We are enhancing our order-to-cash (OTC) applications and related workflow processes in phases over multiple years. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline processes across our organization through this initiative.
•	We are automating manual processes and updating workflows associated with intercompany revenue and cost allocation.

As we are implementing these initiatives in phases over an extended period, the nature and extent of activity will vary by quarter. In certain quarters, we may have limited or no activity.

As these initiatives could result in material changes to our internal control over financial reporting depending on the nature and volume of work completed, we will continue to modify the design and documentation of the related internal control processes and procedures, as necessary. Except as described above, there was no change in our internal control over financial reporting during the last fiscal quarter of 2017 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of July 31, 2017, we had outstanding 714,704,381 common shares, 6,000,000 Series II preference shares, 9,768,648 stock options and a total of 6,058,388 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2016 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, statements about our 2017 expectations in the “Executive Summary” and “Outlook” sections, statements regarding Thomson Reuters consolidated adjusted EBITDA margin and capital expenditures, recoveries revenues in our Financial & Risk segment, statements about transactions and U.S. online legal information revenues in our Legal segment, and our view regarding the resolution of a tax matter with the IRS. The words “expect”, “target” and “will” and similar expressions identify forward-looking statements. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2016 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our Outlook is provided for the purpose of providing information about current expectations for 2017. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. Except for free cash flow, all our non-IFRS measures exclude the results of our Intellectual Property & Science business, which was reported as a discontinued operation through the closing date of the sale.

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted EBITDA and the related margin

Adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.

The related margin is expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used to assess our ability to incur and service debt.

Earnings from continuing operations
Adjusted EBITDA less capital expenditures and the related margin
Adjusted EBITDA less capital expenditures, less proceeds from disposals. The related margin is expressed as a percentage of revenues.	Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.	Earnings from continuing operations
Adjusted earnings and adjusted EPS

Earnings attributable to common shareholders and per share:

•      excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We calculate the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

•      We also deduct dividends declared on preference shares.

Adjusted EPS is calculated using diluted weighted-average shares.

	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Earnings attributable to common shareholders and diluted earnings per share

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted EPS (continued)

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to pre-tax adjusted earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full-year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.
Net debt

Total indebtedness, including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments, less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)
Free cash flow (includes free cash flow from continuing and discontinued operations)
Net cash provided by operating activities, and other investing activities, less capital expenditures, dividends paid on our preference shares, and dividends paid to non-controlling interests.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities
Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are

reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

•      Revenues

•      Operating expenses

Non-IFRS Measures:

•      Adjusted EBITDA and Adjusted EBITDA margin

•     Adjusted EPS

Provides better comparability of business trends from period to period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

For each non-IFRS measure, refer to the definitions above for most directly comparable IFRS measure.

Appendix B

This appendix provides reconciliations that are not presented elsewhere in this management’s discussion and analysis for certain non-IFRS measures to the most directly comparable IFRS measure for the three and six months ended June 30, 2017 and 2016.

Reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars, except margins)	2017	2016	Change	2017	2016	Change
Earnings from continuing operations	201	304	(34%)	518	514	1%
Adjustments to remove:
Tax expense (benefit)	5	2		14	(24)
Other finance costs (income)	91	(9)		118	25
Net interest expense	95	103		188	196
Amortization of other identifiable intangible assets	120	132		239	260
Amortization of computer software	168	172		348	341
Depreciation	77	80		149	161
EBITDA	757	784		1,574	1,473
Adjustments to remove:
Share of post-tax losses in equity method investments	7	1		5	-
Other operating losses (gains), net	21	(7)		17	(11)
Fair value adjustments	53	(21)		118	43
Adjusted EBITDA	838	757	11%	1,714	1,505	14%
Deduct: Capital expenditures, less proceeds from disposals	(241)	(212)		(454)	(445)
Adjusted EBITDA less capital expenditures	597	545	10%	1,260	1,060	19%
Adjusted EBITDA margin	30.1%	27.3%	280bp	30.6%	27.1%	350bp
Adjusted EBITDA less capital expenditures margin	21.5%	19.7%	180bp	22.5%	19.1%	340bp

Reconciliation of changes in segment and consolidated revenues, adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency

	Three months ended June 30,
			Change
(millions of U.S. dollars)	2017	2016	Total	Foreign Currency	Constant Currency
Revenues
Financial & Risk	1,517	1,524	-	(2%)	2%
Legal	842	846	-	(1%)	1%
Tax & Accounting	350	324	8%	-	8%
Corporate & Other (Reuters News)	74	79	(6%)	(1%)	(5%)
Eliminations	(1)	(4)
Consolidated revenues	2,782	2,769	-	(2%)	2%

	Three months ended June 30,
			Change
(millions of U.S. dollars, except margins)	2017	2016	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Financial & Risk	477	443	8%	-	8%
Legal	320	310	3%	(1%)	4%
Tax & Accounting	103	82	26%	2%	24%
Corporate & Other (includes Reuters News)	(62)	(78)	n/a	n/a	n/a
Consolidated adjusted EBITDA	838	757	11%	-	11%

Adjusted EBITDA Margin
Financial & Risk	31.4%	29.1%	230bp	50bp	180bp
Legal	38.0%	36.6%	140bp	30bp	110bp
Tax & Accounting	29.4%	25.3%	410bp	20bp	390bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	30.1%	27.3%	280bp	50bp	230bp

	Three months ended June 30,
			Change
(millions of U.S. dollars, except per share amounts)	2017	2016	Total	Foreign Currency	Constant Currency
Consolidated operating expenses	1,997	1,991	-	1%	(1%)
Consolidated adjusted EPS	$0.60	$0.47	28%	-	28%

Reconciliation of changes in segment and consolidated revenues, adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency (continued)

	Six months ended June 30,
			Change
(millions of U.S. dollars)	2017	2016	Total	Foreign Currency	Constant Currency
Revenues
Financial & Risk	3,019	3,033	-	(1%)	1%
Legal	1,666	1,668	-	(1%)	1%
Tax & Accounting	767	713	8%	1%	7%
Corporate & Other (Reuters News)	148	154	(4%)	(2%)	(2%)
Eliminations	(3)	(6)
Consolidated revenues	5,597	5,562	1%	(1%)	2%

	Six months ended June 30,
			Change
(millions of U.S. dollars, except margins)	2017	2016	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Financial & Risk	940	880	7%	-	7%
Legal	627	608	3%	(1%)	4%
Tax & Accounting	244	196	24%	-	24%
Corporate & Other (includes Reuters News)	(97)	(179)	n/a	n/a	n/a
Consolidated adjusted EBITDA	1,714	1,505	14%	-	14%

Adjusted EBITDA Margin
Financial & Risk	31.1%	29.0%	210bp	40bp	170bp
Legal	37.6%	36.5%	110bp	-	110bp
Tax & Accounting	31.8%	27.5%	430bp	(10)bp	440bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	30.6%	27.1%	350bp	40bp	310bp

	Six months ended June 30,
			Change
(millions of U.S. dollars, except per share amounts)	2017	2016	Total	Foreign Currency	Constant Currency
Consolidated operating expenses	4,001	4,100	(2%)	1%	(3%)
Consolidated adjusted EPS	$1.23	$0.93	32%	-	32%

Appendix C

Supplemental Information

Depreciation and amortization of computer software by segment

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2017	2016	2017	2016
Financial & Risk	140	146	287	288
Legal	61	63	123	123
Tax & Accounting	32	27	64	58
Corporate & Other (includes Reuters News)	12	16	23	33
Total	245	252	497	502

Appendix D

Quarterly information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016	2016	2015	2016	2015
Revenues	2,815	2,793	2,782	2,769	2,744	2,747	2,860	2,887
Operating profit	444	310	399	401	385	386	294	433
Earnings from continuing operations	317	210	201	304	268	263	274	358
(Loss) earnings from discontinued operations, net of tax	(3)	62	5	46	18	30	1,967	59
Net earnings	314	272	206	350	286	293	2,241	417
Earnings attributable to common shareholders	297	262	192	337	273	280	2,226	408
Basic earnings per share
From continuing operations	$0.41	$0.26	$0.26	$0.39	$0.34	$0.32	$0.35	$0.45
From discontinued operations	-	0.08	0.01	0.06	0.03	0.04	2.69	0.08
	$0.41	$0.34	$0.27	$0.45	$0.37	$0.36	$3.04	$0.53
Diluted earnings per share
From continuing operations	$0.41	$0.26	$0.26	$0.39	$0.34	$0.32	$0.35	$0.45
From discontinued operations	-	0.08	0.01	0.06	0.02	0.04	2.68	0.08
	$0.41	$0.34	$0.27	$0.45	$0.36	$0.36	$3.03	$0.53

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our performance from quarter to consecutive quarter can be impacted by transactions revenues as well as by the release of certain print-based offerings, which tend to be concentrated at the end of the year. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated results.

Revenues — In all periods, revenue performance included the negative impact of foreign currency.

On a constant currency basis, revenues grew by low single digits in each quarter as growth in recurring revenues exceeded declines in recoveries and U.S. print revenues. Additionally, transactions revenues increased in the first two quarters of 2017, but declined in the last two quarters of 2016. Acquisitions contributed to revenue growth in the first and second quarters of 2017, but did not have a meaningful impact on revenue performance over the previous two quarters.

Operating profit — The first and second quarters of 2017 included higher revenues and lower operating expenses, which reflected the continuing simplification of our business. In the second quarter of 2017, these benefits were more than offset by unfavorable fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts. In the fourth quarter of 2016, operating profit decreased due to $212 million of severance charges.

Net earnings — In the second quarter of 2017, net earnings decreased due to financing costs, as well as the loss of earnings from discontinued operations following the sale of Intellectual Property & Science in October 2016. In the first quarter of 2017, net earnings increased as higher operating profit more than offset the loss of earnings from discontinued operations. In the fourth quarter of 2016, net earnings increased due to the gain on the sale of Intellectual Property & Science.